SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM U-57



                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



                          Duke Hidronor (Caymans) Ltd.
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                        (NAME OF FOREIGN UTILITY COMPANY)




                               DUKE POWER COMPANY
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                   (NAME OF FILING COMPANY, IF FILED ON BEHALF
                          OF A FOREIGN UTILITY COMPANY)





                             STEVE C. GRIFFITH, JR.
                                  VICE CHAIRMAN
                               DUKE POWER COMPANY
                             422 SOUTH CHURCH STREET
                            CHARLOTTE, NC 28242-0001

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               (NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS)







      THE COMMISSION IS REQUESTED TO MAIL COPIES OF ALL COMMUNICATIONS TO:


                           ROBERT T. LUCAS III, PB05E
                       DUKE POWER COMPANY LEGAL DEPARTMENT
                             422 SOUTH CHURCH STREET
                      CHARLOTTE, NORTH CAROLINA 28242-0001



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                                  Notification
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         Duke Power Company, a North Carolina corporation ("Duke"), acting on behalf of Duke Hidronor (Caymans) Ltd., a Cayman Islands corporation ("Duke Hidronor Caymans"), herewith notifies the Securities and Exchange Commission (the "Commission") that Duke Hidronor Caymans will become a foreign utility company, as defined in Section 33(a) (3) of the Public Utility Holding Company Act of 1935, as amended (the "Act") on a date which is expected to be on or about December 28, 1995 (hereinafter called the "Transfer Date").
ITEM 1
         Name and Business Address:

                  Duke Hidronor (Caymans) Ltd.
                  Post Office Box 309
                  Ugland House
                  South Church Street
                  Grand Cayman
                  Cayman Islands, British West Indies

         Facilities:

         On the Transfer Date, Duke Hidronor Caymans will become the owner of a 9.76% indirect equity interest in Hidroelectrica Piedra del Aguila S.A., an Argentine corporation ("Piedra del Aguila"), subject to approval from the Argentine Government. Piedra del Aguila holds an exclusive 30-year concession for the generation of hydro-electric energy at the hydro-electric facility located at Piedra del Aguila in the Provinces of Neuquen and Rio Negro, Argentina. The Piedra del Aguila facility consists of a 1,400 MW hydro-electric station located on the Limay River in Argentina.
         Ownership:
         All of the outstanding voting stock of Duke Hidronor Caymans is owned by Duke Hidronor, Inc., a Delaware corporation ("Duke Hidronor"), which is a wholly-owned subsidiary

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of Duke Energy Group, Inc., a Delaware corporation, which is a wholly-owned subsidiary of Church Street Capital Corp., a Delaware corporation, which in turn is a wholly-owned subsidiary of Duke. On the Transfer Date, Duke Hidronor will transfer to Duke Hidronor Caymans its 16.54% equity interest in Hidroneuquen S.A., an Argentine corporation ("Hidroneuquen"), which in turn owns 59% of the voting stock ("ordinary nominative shares") of Piedra del Aguila. As a result, Duke Hidronor Caymans will own a 9.76% indirect equity interest in Piedra del Aguila.
         Piedra del Aguila, Hidroneuquen and Duke Hidronor are all foreign utility companies as defined in Section 33(a) (3) of the Act. In addition, Duke Hidronor Operating Corp., a Delaware corporation ("Operating Corp."), all of the common stock of which is owned by Duke Hidronor, is a foreign utility company as so defined. Operating Corp. is the operator of the Piedra del Aguila facility. Form U-57 Notifications have been previously filed with respect to each of Piedra del Aguila, Hidroneuquen, Duke Hidronor and Operating Corp.
ITEM 2
         Domestic Associate Public-Utility Companies of Duke Hidronor Caymans and their Relationship to Duke Hidronor Caymans:

         Duke and Nantahala Power and Light Company ("Nantahala") are domestic associate public-utility companies of Duke Hidronor Caymans, with Duke being the holding company. Duke's relationship to Duke Hidronor Caymans is that it indirectly owns all of the capital stock of Duke Hidronor Caymans through wholly-owned subsidiaries. Nantahala is a wholly-owned public-utility subsidiary of Duke. Nantahala will not be involved in any way in the ownership, management, operation or maintenance of Duke Hidronor Caymans or of the Piedra del Aguila facility.

                                       2

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         The formation and capitalization of Duke Hidronor Caymans will not involve any payment of a purchase price by either of the aforementioned domestic associate public-utility companies with respect to an interest in Duke Hidronor Caymans.

Exhibit A:  Documents Incorporated by Reference
               North Carolina Utilities Commission certification letter dated
              January 25, 1993 (filed with the Commission on February 17, 1993).

               The Public Service Commission of South Carolina certification letter dated January 13, 1993 (filed with the Commission on February 17, 1993).

                                       3

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                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
                                           DUKE POWER COMPANY

                                           By:  __________________________
                                                          Steve C. Griffith, Jr.
                                                             Vice Chairman


Date:  December 22, 1995

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